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                                         Filed by Sherritt Coal Acquisition Inc.

                           Filed pursuant to Rules 165 and 425 promulgated under
                                          the Securities Act of 1933, as amended

                                                  Subject Company:  Fording Inc.
                                   Subject company's Commission File No: 1-15230

                          SHERRITT COAL PARTNERSHIP II

  SHERRITT COAL PARTNERSHIP II EXTENDS THE DATE OF EXPIRY OF ITS SUPERIOR OFFER
   FOR FORDING TO JANUARY 23, 2003 AFTER ALBERTA COURT OF QUEEN'S BENCH ORDERS
    FORDING INC. TO MOVE ITS PLAN OF ARRANGEMENT MEETING TO JANUARY 22, 2003

TORONTO - DECEMBER 23, 2002. Sherritt Coal Partnership II (the Partnership), a partnership of Sherritt International Corporation (Sherritt) (TSX: S) and the Ontario Teachers' Pension Plan (Teachers'), today announced that it will extend the expiry date of its offer for all of the shares of Fording Inc., (Fording) (TSX and NYSE: FDG), to 8:00 p.m. (Toronto time) January 23, 2003. Sherritt and Teachers' superior offer was made on December 18, 2002 by way of Notice of Variation to their original offer mailed to Fording shareholders on October 25, 2002.

    "We have presented Fording shareholders with a proposal clearly superior to the Fording-Teck plan of arrangement," said Sherritt's Chairman Ian W. Delaney. "We are offering a higher cash value for the Fording shares, and for those shareholders opting for exchange rights, the Canadian Coal Trust we are offering will be a new trust that will provide greater upside potential with less risk than the Fording-Teck plan. The details of the trust are fully disclosed in our December 18 Notice of Variation." He went on to say, "Both the Fording-Teck plan of arrangement and our offer are lengthy and complex proposals that require sufficient time for evaluation. We strongly believe that the greater economic value of our proposal will be clear in the minds of Fording's shareholders. We have every confidence that our offer is superior to the Fording-Teck plan of arrangement and we invite Fording shareholders to consider it alongside the Fording-Teck plan. The Alberta Court of Queen's Bench has ordered Fording to move its plan of arrangement meeting to January 22, 2003, and therefore, we have made a business decision to extend the expiry date for consideration of our offer to January 23, 2003."

    Under the terms of Sherritt and Teachers' superior offer, Fording shareholders have the option to receive:

    - C$35.00 cash per share to a maximum total cash consideration of C$850 million; or

    - one exchange right exchangeable into a unit in a new income trust (the Canadian Coal Trust), focused on metallurgical coal, to a maximum consideration of approximately 42,405,000 exchange rights; or

    - a combination of C$35.00 cash and exchange rights (subject to proration because of the cash and exchange right maximums above).

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                      SHERRITT COAL PARTNERSHIP II

    If all Fording shareholders (other than Teachers') elect to receive cash, then shareholders will receive approximately C$17.63 in cash and 0.496 of an exchange right per Fording share. If all shareholders elect to receive exchange rights, then all shareholders will receive approximately C$6.13 in cash and
0.825 of an exchange right per share. Additionally, if all Fording shareholders elect to receive exchange rights, upon the exchange of those rights into trust units, unitholders will also receive a special cash distribution from the trust of up to C$3.60 per unit (or up to C$3.00 per prorated Fording share.)

    The funding of any such special cash distribution will be drawn from the C$300 million bridge facility provided by an affiliate of an investment banking firm and several Canadian chartered banks to Sherritt Coal Acquisition Inc. C$90 million of this facility will be used to pay the break fees agreed to by Fording, Teck and Westshore, and to repay a portion of Fording's existing debt and hedging obligations. The remaining C$210 million will be used to either pay Fording shareholders cash to purchase a portion of the shares tendered under the offer, or to the extent that there is a high proportion of Fording shareholders who elect to receive exchange rights as opposed to cash (in the range of approximately 70% to 82.5% exchange rights election), then upon the exchange of exchange rights into trust units, the remaining funds will be distributed to unitholders of the Canadian Coal Trust and to the Sherritt Coal Partnership II on a basis that reflects their pro rata interests in Sherritt Coal Acquisition Inc. The special cash distribution will total C$210 million, approximately equal to C$3.60 per trust unit, if the Fording shareholders choose to receive exchange rights for their shares to the maximum allowed under the offer (82.5% exchange rights election level). In this instance, approximately C$177 million will be paid to the Canadian Coal Trust unitholders and the remaining C$33 million will go to Sherritt Coal Partnership II to reflect its 15.6% ownership of Sherritt Coal Acquisition Inc. In instances of lower levels of exchange rights election by Fording shareholders, the per unit amounts distributed to unitholders as well as the payments to the Sherritt Coal Partnership II, will decrease. The unitholders of the Canadian Coal Trust and Sherritt Coal Partnership II will always receive their respective share of any special cash distribution based strictly upon their ownership interests in Sherritt Coal Acquisition Inc., which will be determined by the cash and exchange rights elections of the Fording shareholders.

    Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers' said, "The plan of arrangement proposed by Fording Inc. is a court-mediated process that is governed by the Alberta Court of Queen's Bench. In contrast, our offer to purchase all of the outstanding shares of Fording Inc. is governed by the takeover bid provisions of Canadian securities laws. The original January 6 expiry date of our offer fully complied with the appropriate takeover bid rules. That date was chosen to enable the Fording shareholders to consider our superior proposal in the same time frame as was previously established by Fording for consideration of their plan of arrangement."

    Gibson continued, "The issue of short notice to shareholders has arisen primarily because of the time frame chosen by Fording in bringing forward a substantially different plan to its shareholders, including a change of control, than the "management bid" that Fording had originally proposed through self-conversion to an income trust. The ruling on Friday by Mr. Justice LoVecchio of the Alberta Court of Queen's Bench supports the

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                      SHERRITT COAL PARTNERSHIP II

rights of all Fording shareholders. The ruling has required Fording's board of directors to do the right thing by extending their record date to December 19, 2002 and their meeting date to January 22, 2003. We are happy to have our offer considered in the same time frame, so we are voluntarily moving the date of expiry of our superior offer to January 23, 2003."

    The superior offer from Sherritt and Teachers' will only be available to Fording shareholders if the Fording-Teck plan of arrangement is not approved. Voting AGAINST the Fording-Teck plan of arrangement will preserve Fording shareholders' opportunity to receive greater value from the Partnership's superior offer. Teachers', which holds approximately 6.2% of the outstanding shares of Fording, has indicated that it will vote AGAINST the Fording-Teck plan of arrangement. To defeat the special resolution approving the plan of arrangement, more than 33 1/3% of votes cast at the special meeting by shareholders present in person or by proxy must vote AGAINST.

    For full details about the Partnership's offer, Fording shareholders are encouraged to read the enhanced offer materials that were mailed December 18, 2002. These materials and an investor presentation describing the superior offer are posted on the Sherritt International website (www.sherritt.com).
                                                  ----------------

    Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc. have been retained to act as financial advisors to the Partnership. National Bank Financial Inc. and BMO Nesbitt Burns Inc. have also been retained to serve as the dealer managers for the superior offer and to solicit acceptances of the superior offer in Canada and the United States. Peters & Co. Limited has been retained as a strategic advisor to the Partnership. Innisfree M&A Incorporated has been retained as information agent.

    Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively.

    Teachers' is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of C$68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation.


    THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD LOOKING STATEMENTS.

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                      SHERRITT COAL PARTNERSHIP II

    THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.

    NOTE TO INVESTORS
    In connection with the proposed business combination, Sherritt Coal Acquisition Inc. (wholly-owned by Sherritt Coal Partnership II) has filed with the U.S. Securities and Exchange Commission a Schedule 14D-1F/A, and Sherritt International Corporation and Canadian Coal Trust have filed a registration statement under the Securities Act of 1933, each containing an Offer and Circular relating to the proposed business combination described in this release. Security holders are urged to read these documents because they contain important information about Sherritt Coal Acquisition Inc., Sherritt International Corporation, Canadian Coal Trust, Fording Inc. and the proposed business combination. Copies of the documents as well as related SEC filings may be obtained, free of charge, from the SEC's website at www.sec.gov as well as from Sherritt Coal Acquisition Inc. by directing a request to Investor Relations, 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7, Telephone (416) 934-7655.

For further information please contact Sherritt Coal Partnership II Investor
Relations:
Ernie Lalonde
(416) 934-7655

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